RESTORATION HARDWARE HOLDINGS, INC.

15 Koch Road, Suite J

Corte Madera, CA 94925

October 31, 2012

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mara Ransom
Lisa Kohl

Re:	Restoration Hardware Holdings, Inc.
Registration Statement Filed on Form S-1
Registration No. 333-176767

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Restoration Hardware Holdings, Inc. Registration Statement on Form S-1 (File No. 333-176767) to 4:45 p.m. Eastern Standard Time on November 1, 2012, or as soon thereafter as practicable. We request that you disregard our letter requesting acceleration, dated October 30, 2012, and treat this letter as superceding such previously filed letter.

We hereby acknowledge that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with respect to such filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Restoration Hardware Holdings, Inc. from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

Restoration Hardware Holdings, Inc. may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify Gavin B. Grover, Esq. of Morrison & Foerster LLP, counsel to Restoration Hardware Holdings, Inc., at (415) 268-7113 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

[Signature page follows]

Very truly yours,

RESTORATION HARDWARE HOLDINGS, INC.

By:	/s/ Carlos Alberini
Name:	Carlos Alberini
Title:	Chief Executive Officer